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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under The Securities Exchange Act of 1934
ECO2 PLASTICS, INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)
465619203

(CUSIP Number)
HOWARD S. ZEPRUN
CHIEF ADMINISTRATIVE OFFICER AND GENERAL COUNSEL
TRIDENT CAPITAL, INC.
505 HAMILTON AVENUE
PALO ALTO, CA 94301
TELEPHONE: (650) 289-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
JUNE 4, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Trident Capital Management-VI, L.L.C. 20-1884507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		75,160,274 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,160,274 (1)

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,160,274 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Comprised of 75,160,274 shares of Series B-1 Preferred Stock. Each share of Series B-1 Preferred Stock is convertible into one share of Common Stock as of the date of filing. The shares of Series B-1 Preferred Stock are held by Trident Capital Fund-VI, L.P. (“TCVI”) which holds 72,354,136 shares and Trident Capital Fund-VI Principals Fund, L.L.C (“TCVIP”) which holds 2,806,138 shares. Trident Capital Management-VI, L.L.C. is the sole general partner of TCVI and the sole managing member of TCVIP.

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Trident Capital Fund-VI, L.P. 20-1884612

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		72,354,136

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		72,354,136

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	72,354,136

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Trident Capital Fund-VI Principals Fund, L.L.C 20-1904114

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,806,138

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,806,138

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,806,138

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1. Security and Issuer
The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Common Stock”) of Eco2 Plastics, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 680 Second Street, Suite 200, San Francisco, CA 94107. The Common Stock is quoted on the OTC Bulletin Board (“OTCBB”) under the symbol “ECOO.OB”.
Item 2. Identity and Background
The entities filing this statement are Trident Capital Management-VI, L.L.C. (“TCMVI”), Trident Capital Fund-VI, L.P. (“TCVI”) and Trident Capital Fund-VI Principals Fund, L.L.C. (“TCVIP,” and together with TCMVI and TCVI, the “Trident Entities”). TCMVI serves as the sole general partner of TCVI and as the sole managing member of TCVIP. TCVI is a Delaware limited partnership whose principal business is investing in various companies. TCVIP is a Delaware limited liability company whose principal business is also investing in various companies. The principal office of the Trident Entities is located at 505 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.
During the last five years, neither the Trident Entities nor, to the best knowledge of the Trident Entities, any managing director of TCMVI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The Trident Entities purchased an aggregate of 75,160,274 shares of Series B-1 Preferred Stock of the Issuer, par value $0.001 (the “Series B-1 Preferred Stock”) from the Issuer in a private transaction on June 4, 2008 for a total purchase price of $1,503,205.48. The shares of Series B-1 Preferred Stock are immediately convertible into shares of Common Stock. None of the funds used for the purchase consisted of funds or other consideration borrowed. The source of funds for the acquisition of the Series B-1 Preferred Stock was from capital contributions from the respective partners of each of the Trident Entities.
Item 4. Purpose of Transaction
The Trident Entities acquired the Issuer’s securities for investment purposes.
Subject to applicable legal requirements, the Trident Entities may purchase additional securities of the Issuer from time to time in open market or in private transactions, depending on their evaluation of Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning Issuer, the reaction of Issuer to the Trident Entities’ ownership of the Issuer’s securities, other opportunities available to the Trident Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Trident Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the Trident Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide. The Trident Entities have the right to designate one member of the Board of Directors of the Issuer.
Other than as described in this Item 4 and Item 6 below, the Trident Entities do not have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer
(a), (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of June 4, 2008. Percentages are based on (i) 549,441,434 issued and outstanding shares of Common Stock as confirmed by the Issuer, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person. These shares of Series B-1 Preferred Stock are convertible into shares of Common Stock of the Issuer.

Ownership/Power	TCMVI (1)	TCVI (2)	TCVIP (3)
Beneficial Ownership (4)	75,160,274	72,354,136	2,806,138
Percentage of Class	12.0%	11.6%	0.5%
Sole Voting Power	75,160,274	72,354,136	2,806,138
Shared Voting Power	0	0	0
Sole Dispositive Power	75,160,274	72,354,136	2,806,138
Shared Dispositive Power	0	0	0

(1)	Consists of the shares beneficially owned by TCVI and TCVIP. See notes (2) through (4) to this table. TCMVI is the sole general partner of TCVI and the sole managing member of TCVIP.

(2)	Comprised of 72,354,136 shares of Series B-1 Preferred Stock. Each share of Series B-1 Preferred Stock is convertible into one share of Common Stock.

(3)	Comprised of 2,806,138 shares of Series B-1 Preferred Stock. Each share of Series B-1 Preferred Stock is convertible into one share of Common Stock.

(4)	Each share of Series B-1 Preferred Stock is convertible into one share of Common Stock as of the date of filing. The conversion rate of the Series B-1 Preferred Stock is subject to adjustment as provided in the Certificate of Designations.
(c) On May 22, 2008, TCVI entered into a Promissory Note (the “TCVI Note”) with the Issuer for a principal amount of $577,598.77, with interest to accrue at 15% per annum on the outstanding principal amount. On May 22, 2008, TCVIP also entered into a Promissory Note (the “TCVIP Note”) with the Issuer for a principal amount of $22,401.23, with interest to accrue at 15% per annum on the outstanding principal amount. The entire principal amount of and accrued interest on each of the TCVI Note and TCVIP Note was convertible at note holder’s option into shares of the Issuer’s equity securities in its next equity financing meeting a certain size. The TCVI Note and the TCVIP Note were both cancelled as partial consideration for the shares of Series B-1 Preferred Stock purchased by the Trident Entities.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Securities Subscription Agreement
On June 4, 2008, the Issuer entered into a Securities Subscription Agreement (the “Agreement”) with the Trident Entities. Under the Agreement, the Trident Entities purchased 75,160,274 shares of Series B-1 Preferred Stock for $1,503,205.48, or $0.020 per share.
Under the Agreement, as long as any shares of Series B-1 Preferred Stock or Series B-2 Convertible Preferred Stock (the “Series B-2 Preferred Stock,” together with the Series B-1 Preferred Stock, the “Series B Preferred Stock”) are outstanding, the Issuer will not issue any debt or equity securities with rights or preferences superior to those of the Series B Preferred Stock with respect to the distribution of assets on any liquidation, dissolution or winding up of the company, without the consent of a majority of the then outstanding shares of Series B Preferred Stock.
Under the Agreement, the Issuer also covenants that (a) neither the Issuer nor its affiliates will sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any “security” (as defined in the Securities Act of 1933, together with the rules and regulations of the Securities and Exchange Commission promulgated thereunder, the “Securities Act”) that could be integrated with the sale of the Series B Preferred Stock in a manner which would required the registration under the Securities Act of the Series B Preferred Stock, (b) the Issuer will not become, at any time prior to the expiration of three years after the Closing Date (as defined in the Agreement), one of several entities required to be registered under the Investment Company Act, (c) none of the proceeds of the Series B Preferred Stock will be used to reduce or retire any insider note or convertible debt held by an officer or director of the Issuer, except to the extent the notes or debt are being cancelled as consideration for purchase of shares under the Agreement; (d) the shares of Common Stock into which the Series B Preferred Stock are convertible will be traded on the National Association of Securities Dealers OTC Bulletin Board or other market on which the Issuer’s shares are subsequently listed or traded, immediately following the later of (i) their issuance or (ii) declaration of effectiveness of the Registration Statement by the SEC; (e) the Issuer will use its reasonable best efforts to obtain and keep director’s and officers’ liability insurance in an amount reasonably acceptable to certain of the investors; (f) at the request of holders of a majority of the then outstanding shares of Series B Preferred Stock and Common Stock issued upon conversion thereof (voting together on an as-converted into Common Stock basis), the Company will use commercially reasonable efforts to list the Common Stock on the Nasdaq National Market, provided that the Issuer meets, or is in a position to meet, applicable listing requirements and (g) within 45 calendar days of the Initial Closing Date (as defined in the Agreement), the Issuer’s certificate of incorporation and the Series B Certificate of Designations will have been amended to authorize an additional 130,000,000 shares of preferred stock, of which at least 129,083,453 shares will be designated Series B-2 Preferred Stock, or the amount necessary to allow for the full amount of the shares to be issued on the Second Closing Date (as defined in the Agreement).
Additionally, the Agreement provides that the Issuer will use the cash proceeds from the sale of the Series B-1 Preferred Stock to purchase new equipment for the Issuer, reduce trade payables, and repay one short term note, with the remainder of the proceeds to be available for growth initiatives.
Under the Agreement, the Issuer agrees to issue and sell to the Trident Entities, and the Trident Entities have the option, at their sole discretion, to purchase from the Issuer at any time on or prior to September 30, 2008 (the “Second Closing Date”) an aggregate of 120,000,000 shares of Series B-2 Preferred Stock at a price of $0.025 per share. The Second Closing Date is subject to change upon the occurrence of certain events and the consummation of the transactions is subject to the satisfaction of certain conditions. The Issuer has also covenanted that, within 45 calendar days of the Initial Closing Date, it will amend its certificate of incorporation and the Series B Certificate of Designations to authorize an additional 130,000,000 shares of Preferred Stock, of which at least 129,083,453 will be designated Series B-2 Preferred Stock.
Certificate of Designations
The rights and privileges of the Series B Preferred Stock are contained in the Certificate of Designations. Each share of Series B-1 and Series B-2 Preferred Stock is convertible into one share of the Issuer’s Common Stock, subject to adjustment as provided in the Certificate of Designations.
The holders of outstanding shares of Series B Preferred Stock, along with holders of outstanding shares of the Series A Convertible Preferred Stock of the Issuer (the Series A Preferred Stock”), are entitled to receive, on a pari passu basis, when, as and if declared by the board of directors, dividends of 5% of the original issue price per annum, in preference to the holders of Common Stock and any junior securities.
Upon any dissolution or winding up of the Issuer, whether voluntary or involuntary, and subject to the rights of any series of preferred stock that may come into existence, the holders of each outstanding share of the Series B Preferred Stock are entitled to be paid first out of the assets of the Issuer available for distribution to shareholders, before any payment is made to the holders of Common Stock, the Series A Preferred Stock or any other stock ranking junior to the Series B Preferred Stock. The Series B Preferred Stock is entitled to receive an amount per share equal to (a) the original issue price of the Series B Preferred Stock (as adjusted for any stock splits, stock dividends or recapitalizations of the Series B Preferred Stock) plus (b) any declared but unpaid dividends on each share. If the holders of Series B Preferred Stock would have been entitled to receive a greater amount had all of the holders of convertible stock converted their shares into Common Stock immediately prior to the event at the then applicable conversion price, then the holders of the Series B Preferred Stock will receive the greater amount.
The Series B Preferred Stock is not redeemable, except that in the event of a Change of Control (as defined in section (e)(iii) of the Certificate of Designations), holders of a majority of the then outstanding Series B Preferred Stock can require redemption at the original issue price plus any accrued and unpaid dividends. Any shares of Series B Preferred Stock requested to be redeemed, but not repurchased on the designated repurchase date, will begin to accrue dividends at an annual rate of 6% of the original issue price, compounded semiannually from the date originally set for redemption, and will remain convertible into common stock until actual redemption. So long as 40% or more of the total amount of Issuer’s Series B

Preferred Stock initially issued remain outstanding, the holders of Series B Preferred Stock are entitled to vote as a separate class to elect three members of the Issuer’s Board of Directors.
For so long as any shares of Series B Preferred Stock remain outstanding, the approval of a majority of the outstanding shares of Series B Preferred Stock is necessary to take any of the following actions: (a) any transactions with affiliates, except on an arms-length basis; (b) authorize, create or issue any class or series of capital stock or other securities convertible into equity securities having any right, preference or privilege senior to or on a parity with the Series B Preferred Stock, or reclassify any existing security to be senior to, or on a parity with, the Series B Preferred Stock; (c) any increase or decrease in the total authorized shares of Series B Preferred Stock; (d) any amendment to the rights, preferences or privileges of the Series B Preferred Stock; (e) any bankruptcy filing or liquidation of the Issuer or any significant subsidiary; (f) any payment of any dividend or distribution on any shares of capital stock of the Issuer, other than dividends paid on the Preferred Stock and (g) the purchase or redemption of any shares of now or hereafter authorized capital stock (except for under certain circumstances).
The holders of Series B Preferred Stock have the right to convert issued and outstanding shares of Series B Preferred Stock at any time into Common Stock at the rate in effect at the time of conversion. In addition, subject to certain provisions, upon election by holders of a majority of the then outstanding shares of Series B Preferred Stock, all issued and outstanding shares of Series B and Series A Preferred Stock will be automatically converted into Common Stock at the rate in effect at the time of conversion. The conversion price of the Series B Preferred Stock is subject to adjustment due to stock splits and combinations, certain dividends and distributions, reclassification exchange or substitution, and reorganization, mergers, consolidations or sales of assets.
Ancillary agreements include (a) an indemnification agreement for Trident Capital’s representative on the Board of Directors and (b) an investor rights agreement (the “Investor Rights Agreement”) between the Issuer and the Trident Entities.
Director’s Indemnification Agreement
Under the Director’s Indemnification Agreement (the “Indemnification Agreement”) the Issuer agrees, among other things, to indemnify the Trident Entities’ designee to the Board of Directors to the fullest extent permitted by applicable law.
Investor Rights Agreement
Under the Investor Rights Agreement, the investors signatory thereto (the “Investors”), subject to holding a minimum number of shares, have preemptive rights to purchase shares in future issuances of securities by the Issuer and rights to financial information. Pursuant to the terms of the Investor Rights Agreement, the Issuer has agreed to file, upon the written notice of holders of at least 40% of Registrable Securities (as defined in the Investor Rights Agreement), on or after 90 days after the date of the Investor Rights Agreement, a registration statement to enable the resale of the Registrable Securities. If the Issuer is not permitted to include all Registrable Securities, it will use reasonable best efforts to file additional registration statements. In the case that the number of Registrable Securities to be registered on a particular registration statement is limited by rule or regulation, the number of Registrable Securities to be registered on the registration statement will be reduced on a pro rata basis based on the number of shares of unregistered Common Stock issuable upon conversion of the convertible securities held by the Investor.
If at any time until the fourth anniversary of the Agreement, the Issuer files a registration statement for an underwritten public offering of its equity securities, it will give notice to the holders of Registrable Securities and will include in the registration all Registrable Securities specified in a written request made within 7 days after receipt of the written notice. This registration right is conditioned upon certain actions of the holder. The Issuer also has agreed to limit, in certain circumstances, the terms of registration rights granted after the date of the Agreement. The Investors have agreed to certain limits on the transferability of registration rights. Pursuant to the terms of the Investor Rights Agreement, the Trident Entities may designate one representative to the Issuer’s Board of Directors. In addition, one of the four prior members of the Board of Directors will resign at such time as requested by holders of a majority of the outstanding shares of Series B Preferred Stock to permit the election of a new member approved by a majority of the remainder of the Board of Directors.
The Issuer has agreed to indemnify the Investors and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

Item 7. Material to Be Filed as Exhibits
Exhibit 1: Joint Filing Statement
Exhibit 2: Securities Subscription Agreement, filed as Exhibit 4.4 to the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on 06/10/2008 and incorporated herein by reference.
Exhibit 3: Certificate of Designations of Preferences and rights of Series B-1 and Series B-2 Convertible Preferred Stock of ECO2 Plastics, Inc., filed as Exhibit 4.2 to the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on 06/10/2008 and incorporated herein by reference.
Exhibit 4: Investor Rights Agreement, filed as Exhibit 4.3 to the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on 06/10/2008 and incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Trident Capital Fund-VI, L.P.
Trident Capital Fund-VI Principals Fund, L.L.C.
Executed on behalf of the foregoing funds by the undersigned as an authorized signatory of Trident Capital Management-VI,
L.L.C., which serves as the sole general partner of Trident Capital
Fund-VI L.P. and the sole managing member of Trident Capital
Fund-VI Principals Fund, L.L.C.:

June 13, 2008

Date

/s/ Donald R. Dixon

Signature

Donald R. Dixon

Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Series B Preferred Stock of Eco2 Plastics, Inc. is filed on behalf of each of the undersigned.
Dated: June 13, 2008
Trident Capital Fund-VI, L.P.
Trident Capital Fund-VI Principals Fund, L.L.C.
Executed on behalf of the foregoing funds by the
undersigned as an authorized signatory of Trident
Capital Management-VI, L.L.C., which serves as the
sole general partner of Trident Capital Fund-VI L.P. and
the sole managing member of Trident Capital Fund-VI
Principals Fund, L.L.C.:

/s/ Donald R. Dixon Signature

Donald R. Dixon Name/Title